[Letterhead of Sutherland Asbill & Brennan LLP]

October 23, 2012

VIA EDGAR

Mr. Kevin Rupert

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Full Circle Capital Corporation Preliminary Proxy Materials on Schedule 14A filed October 11, 2012 File No. 814-00809

Dear Mr. Rupert:

On behalf of Full Circle Capital Corporation (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company with respect to the Company’s preliminary proxy materials on Schedule 14A (File No. 814-00809), filed with the Commission on October 11, 2011 (the “Proxy Materials”). The Staff’s comment is set forth below and is followed by the Company’s response.

1. The column titles on the tabular disclosure regarding the Company’s trading history included on page 22 of the Proxy Materials mention the high and low sales prices as a percentage of net asset value per share, or “NAV.” Please revise these column titles and the footnotes to the corresponding tabular disclosure, where applicable, to indicate that the Fund has disclosed the discount or premium to NAV expressed as a percentage of NAV. See Instruction 4 to Item 8.5.b. of Form N-2.

The Fund confirms that it will revise the above-referenced disclosure in its definitive proxy statement on Schedule 14A in the manner reflected in the marked pages attached as an appendix hereto.

In addition, pursuant to the Staff’s request, in connection with the Staff’s review of the Company’s preliminary proxy statement on Schedule 14A (File No. 814-00809) filed on October 11, 2012, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Kevin Rupert

October 23, 2012

•	should the Commission or the Staff clear comments on the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff in advising the Company that it has cleared comments on the filing does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515 or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

Mr. Kevin Rupert

October 23, 2012

Appendix A

[Edits to Proxy Statement]